Form ATS-N draft filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part III	**Item 23**	**Market Data**	
Part III	Item 23a	Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	ATS-4 uses direct exchange market data feeds (or the SIP feed for any exchange that does not make available a direct exchange market data feed) to determine the best bid and offer from all markets that display protected quotations as defined in Regulation NMS. The best bid and offer is used, in turn, to determine the midpoint or other relevant price for execution in ATS-4. ATS-4 also uses the SIP feed~~s~~ for regulatory purposes (e.g., to determine whether a market is open or closed; whether a security is subject to a trading halt; and whether short sale restrictions are in effect) and for backup purposes. The Broker-Dealer Operator uses the SIP feed as a backup when there is an issue or the perception of an issue with a market's direct feed or with the Broker-Dealer Operator's ability to receive and process the data from such market's feed. The Broker-Dealer Operator makes such determinations on a market-by-market basis.